Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form 1-A of our report dated April 7, 2021 with respect to the audited balance sheets of Fast Casual Concepts, Inc. (the Entity) as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2020 and the period from Inception on March 23, 2019 through December 31, 2019. Our report contains an explanatory paragraph regarding the Entity’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

Goff Backa Alfera & Company, LLC

Pittsburgh, Pennsylvania

April 9 2021